

May 15, 2012

Via E-mail
Harold P. Gewerter, Esq. Ltd.
5440 W. Sahara #105
Las Vegas, NV 89146

     Re: **Tiger Oil and Energy, Inc.**
              Amendment No. 7 to Registration Statement on Form S-1
              Filed May 8, 2012
              File No. 333-171200

Dear Mr. Gewerter:

We have reviewed your amended registration statement. We have the following comments.

Please respond to this letter by amending your filings, providing the requested information, or by advising us when you will provide the requested response. After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page or in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:
   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
     - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates

for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 if you have any questions. Please contact Kevin Stertzel, Staff Accountant at (202) 551-3723, or in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have any questions about financial statement matters.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
     Ken Liebscher